SECURI

21002574

SEC Mail
MAR 02 2021
Washington DC

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-70360

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/19 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Walk Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

912 South Capital of Texas Highway, Suite 170
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas Montgomery 512-886-4410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicolas Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Walk Capital Markets LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Authorized Signatory Managing Partner
Title

Notary Public

RUBEN INFANTE, JR
My Notary ID # 123962168
Expires August 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>TABLE OF CONTENTS</u>

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Walk Capital Markets LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the period from December 23, 2019 to December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2021

We have served as the Company's auditor since 2020.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS		
Cash	$	252,483
Clearing deposit		150,002
Accounts receivable		2,303
Receivable from related party		8,200
Prepaid expense		9,203
TOTAL ASSETS	$	422,191
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	32,213
Payable to related party		46,360
TOTAL LIABILITIES		78,574
MEMBER'S EQUITY		343,617
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	422,191

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS

PERIOD FROM DECEMBER 23, 2019 TO DECEMBER 31, 2020

REVENUES		
Commissions revenue	$	3,748
Fees from affiliated entities		562,445
Interest income		678
	$	566,871
EXPENSES		
General & administrative expenses	$	47,079
Employee expenses		341,301
Commission expenses		50,732
Professional services		123,944
Regulatory fees		11,329
Other expenses		110,787
	$	685,171
LOSS BEFORE INCOME TAX BENEFIT	$	(118,299)
INCOME TAX BENEFIT	$	-
NET LOSS	$	(118,299)

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

PERIOD FROM DECEMBER 23, 2019 TO DECEMBER 31, 2020

Balance at December 23, 2019	$	(7,968)
Net loss		(118,299)
Contributions		150,000
Contributions in kind (forgiveness of debt)		449,884
Distributions		(130,000)
Balance at December 31, 2020	$	343,617

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS

PERIOD FROM DECEMBER 23, 2019 TO DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (118,299)
Adjustments to reconcile net loss to net cash used in operating activities:	
Cash provided by (used in) changes in the following items:	
Increase in accounts receivable	(2,303)
Increase in clearing deposit	(150,002)
Increase in receivable from related party	(8,200)
Increase in prepaid expense	(2,019)
Decrease in capitalized costs	37,559
Increase in accounts payable	31,513
Decrease in payable to related party	(156,060)
Net cash used in operating activities	(367,812)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	150,000
Distributions	(130,000)
Forgiveness of Debt	449,884
Net cash provided by financing activities	469,884
NET INCREASE IN CASH	102,072
CASH - BEGINNING OF PERIOD	150,411
CASH - END OF PERIOD	$ 252,483

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Park Walk Capital Markets LLC, (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the brokerage of corporate debt securities. The Company is a majority-owned subsidiary of Park Walk LLC (the Parent).

2. Significant Accounting Policies

Basis of Presentation
The Company reports the results of its operations and its financial condition using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original mature of 90 days or less to be cash equivalents. As of December 31, 2020, the Company did not hold any cash equivalents. The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Accounts Receivable
On June 16, 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term. The Company adopted this new standard on January 1, 2020.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. FASB Accounting Standards Codification (ASC) 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Revenue Recognition
The Company follows ASC Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes: (1) brokerage of corporate debt securities which are booked as "Commission Revenue", and (2) fees from Park Walk Europe LLP earned under an Intercompany Services Agreement which are booked as "Fees from Affiliated Entities". Commission Revenue is recognized on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Fees from Affiliated Entities are recognized when they are determined to be earned per the terms of the Intercompany Services Agreement which defines the performance obligations of providing investment analysis and client introduction, which are satisfied when related transactions are settled.

The economic conditions which effect the Company's operations are related to interest rates and overall trends in the economy and credit markets.

Income Taxes
The Company is a Delaware Limited Liability Company and has elected to be treated as a partnership for income tax purposes. Accordingly, the Company records no provision for federal income taxes. The Company is a single member limited liability company and is treated as a partnership for tax purposes. The Company does not file any tax returns, but its taxable income or loss is taxed directly to the members.

The Company applies the Financial Accounting Standards Board Accounting Standards Codification topic relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

As of December 31, 2020, there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

3. Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness in the first year of operations, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had excess net capital of $316,393.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1 in its first year of operations. At December 31, 2020, the ratio was .24 to 1.

4. Receivables From Broker-Dealers and Clearing Organizations

The Company clears certain of its customer transactions through another broker-dealer, StoneX Financial Inc., on a fully disclosed basis. Amounts receivable from this clearing organization at December 31, 2020, consist of $2,273. No allowance for credit loss was recorded on this receivable.

5. Related Parties

The Company has a management services agreement (the Agreement) whereby the Parent provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the period ended December 31, 2020, $537,697 of expenses were allocated to the Company under the Agreement.

6. *Commitments and Contingent Liabilities*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Legal costs, if any, incurred in connection with loss contingencies are expensed as incurred.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operation and cash flows cannot be reasonably estimated at this time.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 26, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

SUPPLEMENTAL INFORMATION

PARK WALK CAPITAL MARKETS LLC
DECEMBER 31, 2020

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

COMPUTATION OF NET CAPITAL:	
Total member's equity from statement of financial condition	$ 343,617
Less: Non-allowable assets:	
Accounts receivable - related party	(8,200)
Prepaid expense	(9,203)
Total Non-allowable assets	(17,403)
Net capital	$ 326,215
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (12.5% of aggregate indebtedness during first year)	$ 9,822
Minimum regulatory dollar requirement	$ 5,000
Net capital requirement	$ 9,822
Excess net capital	
Net capital	$ 326,215
Less: Net capital requirement	(9,822)
Total Excess net capital	$ 316,393
AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness liabilities	$ 78,574
Ratio of aggregate indebtedness to net capital	.24 to 1

There are no material diffferences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Park Walk Capital Markets LLC (Company) is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts.

See the Report of Independent Registered Public Accounting Firm

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

We have reviewed management's statements, included in the accompanying Park Walk Capital Markets LLC's Exemption Report in which:

1) Park Walk Capital Markets LLC (the Company) states the Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) The Company states the Company met the identified exemption provisions throughout the period from December 23, 2019 to December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
February 26, 2021

Park Walk Capital Markets LLC
Exemption Report

Park Walk Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from December 23, 2019 to December 31, 2020 without exception.

I, Nicolas Montgomery, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Nicolas Montgomery   Date: 02/26/21

Nicolas Montgomery, Chief Compliance Officer
Park Walk Capital Markets LLC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/19 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Walk Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

912 South Capital of Texas Highway, Suite 170
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas Montgomery 512-886-4410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicolas Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Walk Capital Markets LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Authorized Signatory Managing Partner
Title

Notary Public

RUBEN INFANTE, JR
My Notary ID # 123962168
Expires August 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Walk Capital Markets LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the period from December 23, 2019 to December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2021

We have served as the Company's auditor since 2020.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS		
Cash	$	252,483
Clearing deposit		150,002
Accounts receivable		2,303
Receivable from related party		8,200
Prepaid expense		9,203
TOTAL ASSETS	$	422,191
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	32,213
Payable to related party		46,360
TOTAL LIABILITIES		78,574
MEMBER'S EQUITY		343,617
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	422,191

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS

PERIOD FROM DECEMBER 23, 2019 TO DECEMBER 31, 2020

REVENUES		
Commissions revenue	$	3,748
Fees from affiliated entities		562,445
Interest income		678
	$	566,871
EXPENSES		
General & administrative expenses	$	47,079
Employee expenses		341,301
Commission expenses		50,732
Professional services		123,944
Regulatory fees		11,329
Other expenses		110,787
	$	685,171
LOSS BEFORE INCOME TAX BENEFIT	$	(118,299)
INCOME TAX BENEFIT	$	-
NET LOSS	$	(118,299)

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

PERIOD FROM DECEMBER 23, 2019 TO DECEMBER 31, 2020

Balance at December 23, 2019	$	(7,968)
Net loss		(118,299)
Contributions		150,000
Contributions in kind (forgiveness of debt)		449,884
Distributions		(130,000)
Balance at December 31, 2020	$	343,617

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS

PERIOD FROM DECEMBER 23, 2019 TO DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (118,299)
Adjustments to reconcile net loss to net cash used in operating activities:	
Cash provided by (used in) changes in the following items:	
Increase in accounts receivable	(2,303)
Increase in clearing deposit	(150,002)
Increase in receivable from related party	(8,200)
Increase in prepaid expense	(2,019)
Decrease in capitalized costs	37,559
Increase in accounts payable	31,513
Decrease in payable to related party	(156,060)
Net cash used in operating activities	(367,812)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	150,000
Distributions	(130,000)
Forgiveness of Debt	449,884
Net cash provided by financing activities	469,884
NET INCREASE IN CASH	102,072
CASH - BEGINNING OF PERIOD	150,411
CASH - END OF PERIOD	$ 252,483

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Park Walk Capital Markets LLC, (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the brokerage of corporate debt securities. The Company is a majority-owned subsidiary of Park Walk LLC (the Parent).

2. Significant Accounting Policies

Basis of Presentation
The Company reports the results of its operations and its financial condition using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original mature of 90 days or less to be cash equivalents. As of December 31, 2020, the Company did not hold any cash equivalents. The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Accounts Receivable
On June 16, 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term. The Company adopted this new standard on January 1, 2020.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. FASB Accounting Standards Codification (ASC) 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Revenue Recognition
The Company follows ASC Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes: (1) brokerage of corporate debt securities which are booked as “Commission Revenue”, and (2) fees from Park Walk Europe LLP earned under an Intercompany Services Agreement which are booked as “Fees from Affiliated Entities”. Commission Revenue is recognized on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Fees from Affiliated Entities are recognized when they are determined to be earned per the terms of the Intercompany Services Agreement which defines the performance obligations of providing investment analysis and client introduction, which are satisfied when related transactions are settled.

The economic conditions which effect the Company’s operations are related to interest rates and overall trends in the economy and credit markets.

Income Taxes
The Company is a Delaware Limited Liability Company and has elected to be treated as a partnership for income tax purposes. Accordingly, the Company records no provision for federal income taxes. The Company is a single member limited liability company and is treated as a partnership for tax purposes. The Company does not file any tax returns, but its taxable income or loss is taxed directly to the members.

The Company applies the Financial Accounting Standards Board Accounting Standards Codification topic relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

As of December 31, 2020, there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

3. Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness in the first year of operations, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had excess net capital of $316,393.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1 in its first year of operations. At December 31, 2020, the ratio was .24 to 1.

4. Receivables From Broker-Dealers and Clearing Organizations

The Company clears certain of its customer transactions through another broker-dealer, StoneX Financial Inc., on a fully disclosed basis. Amounts receivable from this clearing organization at December 31, 2020, consist of $2,273. No allowance for credit loss was recorded on this receivable.

5. Related Parties

The Company has a management services agreement (the Agreement) whereby the Parent provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the period ended December 31, 2020, $537,697 of expenses were allocated to the Company under the Agreement.

6. Commitments and Contingent Liabilities

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Legal costs, if any, incurred in connection with loss contingencies are expensed as incurred.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operation and cash flows cannot be reasonably estimated at this time.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 26, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

SUPPLEMENTAL INFORMATION

PARK WALK CAPITAL MARKETS LLC
DECEMBER 31, 2020

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

COMPUTATION OF NET CAPITAL:	
Total member's equity from statement of financial condition	$ 343,617
Less: Non-allowable assets:	
Accounts receivable - related party	(8,200)
Prepaid expense	(9,203)
Total Non-allowable assets	(17,403)
Net capital	$ 326,215
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (12.5% of aggregate indebtedness during first year)	$ 9,822
Minimum regulatory dollar requirement	$ 5,000
Net capital requirement	$ 9,822
Excess net capital	
Net capital	$ 326,215
Less: Net capital requirement	(9,822)
Total Excess net capital	$ 316,393
AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness liabilities	$ 78,574
Ratio of aggregate indebtedness to net capital	.24 to 1

There are no material diffferences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Park Walk Capital Markets LLC (Company) is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts.

See the Report of Independent Registered Public Accounting Firm

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

We have reviewed management's statements, included in the accompanying Park Walk Capital Markets LLC's Exemption Report in which:

1) Park Walk Capital Markets LLC (the Company) states the Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) The Company states the Company met the identified exemption provisions throughout the period from December 23, 2019 to December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
February 26, 2021

Park Walk Capital Markets LLC
Exemption Report

Park Walk Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from December 23, 2019 to December 31, 2020 without exception.

I, Nicolas Montgomery , swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Nicolas Montgomery Date: 02/26/24

Nicolas Montgomery, Chief Compliance Officer
Park Walk Capital Markets LLC